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                 GLOBALNET FINANCIAL.COM, INC. REJECTS PROPOSAL
                             FROM AISOFTW@RE, S.P.A

London England; Boca Raton, Fla. August 16, 2001 - GlobalNet Financial.com, Inc. (the "Company") (NASDAQ:GLBN; LSE:GLFA) announced today it has rejected an unsolicited offer from AISoftw@re S.p.A. ("AISoftw@re").

AISoftw@re submitted a proposal to acquire each outstanding share of the Company in a stock for stock exchange pursuant to which holders of Company common stock would receive ordinary shares of AISoftw@re valued at $0.60 per share and holders of Company Class A common stock would receive ordinary shares of AISoftw@re valued at $0.06 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and the Nuovo Mercato in Milan, Italy.

The Company's Board of Directors determined that the AISoftw@re proposal contained significant risk of delay, and uncertainty with respect to consummation, in that it would have required registering the AISoftw@re ordinary shares with the U.S. Securities and Exchange Commission, a process that can take four to five months in the best of circumstances. These timing and certainty of closure issues were exacerbated by other potential U.S. regulatory issues and by the Company's current and projected cash and operating position. In light of these considerations, the Company's Board of Directors determined that an offer of shares contained timing and closure risks not associated with a cash tender offer.

Accordingly, the Company's Board of Directors reconfirms its recommendation and support of the tender offer currently outstanding by GlobalNet Acquisitions Inc. ("GlobalNet Acquisitions"), a wholly-owned subsidiary of New Media SPARK plc, and it reiterates its recommendation that Company shareholders tender their shares into the offer. Pursuant to the tender offer currently outstanding, holders of Company common shares and Class A common shares would receive $0.36 and $0.036 per share, respectively, in cash. The tender offer is scheduled to expire on August 22, 2001

The non-disclosure agreement the Company signed with AISoftw@re on August 7, 2001, contained a provision to the effect that, if the Company and AISoftw@re did not enter into a definitive agreement relating to AISoftw@re's proposal by 5:00 pm New York time on August 15, 2001, AISoftw@re would be required to tender all shares of Company common stock owned by it and its affiliates into the tender offer currently outstanding from GlobalNet Acquisitions. The Company believes that AISoftw@re is now obligated to make such tender.

This release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of
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identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of the Company. Accordingly, the Company's actual results could differ materially from those discussed in this release. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. A more complete listing of cautionary statements and risk factors is contained in the company's report filed with the Securities and Exchange Commission. The Company undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.